FOR IMMEDIATE RELEASE

Enterra Energy Trust Announces Increase to Exchangeable Share Ratios

Calgary, Alberta – February 17, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is pleased to announce an increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.21977 to 1.23182 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.04272 to 1.05302.  These increases are effective on February 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	January 31, 2006
Opening exchange ratio	1.21977
Enterra Energy Trust distribution per unit	US$ 0.18
Ten-day weighted-average $US trading price of ENT (prior to February 15, 2006)	US$18.23
Increase in exchange ratio *	0.01205
Effective date of the increase in exchange ratio	February 15, 2006
Exchange ratio as of effective date	1.23182

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	January 31, 2006
Opening exchange ratio	1.04272
Enterra Energy Trust distribution per unit	US$ 0.18
Ten-day weighted-average $US trading price of ENT (prior to February 15, 2006)	US$18.23
Increase in exchange ratio *	0.01030
Effective date of the increase in exchange ratio	February 15, 2006
Exchange ratio as of effective date	1.05302

*  The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta  T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:                                                                 Investor Relations:

Enterra Energy Trust                                                             The Equity Group Inc.

E. Keith Conrad, President and CEO                                   Linda Latman

Reg Greenslade, Chairman                                                  (212) 836-9609

John Kalman, CFO                                                                  www.theequitygroup.com

(403) 263-0262

www.enterraenergy.com